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ABX

VIA EDGAR
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April 30, 2014

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:  Staff Review of Pioneer Funds' Financial Statements
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Ladies and Gentlemen:

     This letter is to respond to comments received by email on March 25, 2014 and by telephone on March 26, 2014 from Mr. Jeffrey W. Long of the Staff of the Securities and Exchange Commission (the "Commission") in connection with the Staff's review of financial statements and other filings filed by open-end and closed-end Pioneer funds (the "Funds").

A. GENERAL COMMENT

1. COMMENT: The Staff asked that the Registrants provide a letter to the
            Commission that includes certain "Tandy" acknowledgments with the Registrants' response to the Staff's comments.

  RESPONSE: A Tandy representation letter executed in connection with the filing of this response is attached hereto as Exhibit A.
                                                          ---------

B. MANAGEMENT DISCUSSION OF FUND PERFORMANCE

1. COMMENT: The Staff suggested that the Registrants consider disclosing the returns of the applicable benchmark index in each Fund's total returns table.

  RESPONSE: The Registrants will revise future disclosure to address the Staff's comments.

C. SCHEDULE OF INVESTMENTS

1. COMMENT: The Staff noted that the table summarizing inputs used in valuing a Fund's investments shows inputs by category of investments (e.g., common stocks, preferred stocks, corporate bonds, etc.). The Staff requested that, if a table shows material balances for inputs in multiple levels (i.e., Level 1, Level 2 and/or Level 3), the Registrants break out the inputs shown into the applicable industry components (e.g., energy, materials, capital goods, etc.), as reported in the Schedule of Investments.

  RESPONSE: The Registrants will expand the table in future reports to include subcategories when multiple levels within a category are present. Categories that do not have different levels will be shown in aggregate. The Registrants respectfully submit that this approach enables the reader to clearly identify how securities are being leveled and valued.


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2. COMMENT: The Staff requested that, for Funds that invest in payment in kind ("PIK") bonds, the Registrants disclose both the PIK portion of the interest rate and the cash portion of the interest rate in the Schedule of Investments.

  RESPONSE: The Registrants confirm that, for Funds that invest in payment in kind ("PIK") bonds, future disclosure will include both the PIK portion of the interest rate and the cash portion of the interest rate in the Schedule of Investments.

D. STATEMENT OF ASSETS AND LIABILITIES

1. COMMENT: The Staff noted that the Form N-CSR filed for Pioneer Dynamic
            Credit Fund (formerly, Pioneer Absolute Return Credit Fund) for the fiscal year ended March 31, 2013 shows a payable due to the custodian of $2,307,630, with a cost of $2,351,255. The Staff requested that the Registrant explain in the response the nature of the payable, and why the cost and payable due amounts are different.

  RESPONSE: The Registrant notes that the "Due to Custodian" payable of $2,307,630 referenced by the Staff was related to a negative foreign cash balance at the Fund's fiscal year-end. The
            Registrant notes that the difference between the payable amount and the cost basis was attributable to changes to the cost basis due to currency exchange rates. The Registrant will consider changing the line item to "Foreign cash overdraft" should a similar situation occur in the future.

2. COMMENT: The Staff requested that, to the extent that there is a payable due to a Fund's officers and directors on the Fund's balance sheet, such payable should be disclosed separately in accordance with Regulation S-X, Rule 6-04, Item 12.

  RESPONSE: The Registrants confirm that future reports will disclose the "Trustees' fees" payable as a separate line item in the Statement of Assets and Liabilities.

E. STATEMENT OF OPERATIONS

1. COMMENT: The Staff noted that Form N-CSR filed for Pioneer Dynamic Credit
            Fund (formerly, Pioneer Absolute Return Credit Fund) for the fiscal year ended March 31, 2013 shows a line item for miscellaneous expenses in an amount that is greater than 5% of the Fund's total expenses shown. The Staff requested that if any individual miscellaneous expense is greater than 5% of the Fund's total expenses, such expense should be broken out as a separate line item in accordance with Regulation S-X, Rule 6-07,
            Item 2.(b).

 RESPONSE:  The Registrants confirm that in future reports any individual miscellaneous expense will be broken out as a separate line item if such miscellaneous expense is greater than 5% of the Fund's total expenses.

F. STATEMENT OF CHANGES IN NET ASSETS

1. COMMENT: The Staff noted that Form N-CSR filed for Pioneer Emerging
            Markets Local Currency Debt Fund for the fiscal year ended October 31, 2013 shows distributions to shareholders representing a tax return of capital. The Staff requested that the Registrant confirm that it complied with Section 19(a) of the 1940 Act and Rule 19a-1 notice requirements with respect to such return of capital distributions.

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 RESPONSE:  The Registrant notes that the tax return of capital referenced by the Staff did not represent an over distribution of income on a book/GAAP basis. Rather, the tax return of capital referenced by the Staff was the direct result of foreign currency losses reclassified from capital gains to ordinary income as required for federal income tax purposes under Internal Revenue Code (S)988. Accordingly, the Registrant respectfully submits that a
            Section 19(a) notice was not required with respect to the tax return of capital referenced by the Staff.

G. FINANCIAL HIGHLIGHTS

1. COMMENT: The Staff noted that Form N-CSR filed for Pioneer Oak Ridge Small
            Cap Growth Fund for the fiscal year ended November 30, 2013 indicates that the expense and other ratios were annualized for the most recent fiscal year. The Staff requested that the Registrant confirm that this was a typographical error or otherwise explain why such ratios were annualized.

  RESPONSE: The Registrant confirms that Pioneer Oak Ridge Small Cap Growth
            Fund's expense ratios were not annualized and that this was a typographical error. Corrected financial statements will be posted to Pioneer's website and filed on Form N-CSR/A.

2. COMMENT: The Staff noted that Form N-CSR filed for Pioneer Diversified High
            Income Trust for the fiscal year ended April 30, 2013 breaks out the Fund's operating expenses into "net operating expenses" of 1.49%, "interest expense" of 0.48%, and "net expenses" of 1.97%. The Staff noted that (i) the Registrant should disclose the Fund's total expense ratio as 1.97% as required by Form N-2, (ii) to the extent that Registrant breaks out interest expense or other components of the Fund's total expense ratio, such interest expense and any other expenses should be shown in a footnote to the financial highlights, and (iii) the Registrant should not use the term "net expenses" if such expenses do not reflect a fee waiver.

  RESPONSE: The Registrant confirms that in future reports (i) it will disclose the Fund's total expense ratio as required by Form N-2, (ii) interest expense (or other components of the fund's total expense ratio) will be disclosed in a footnote to the financial highlights rather than in the body of the statement, and (iii) the term "net expenses" will only apply to Funds that are subject to expense waivers/reductions.

H. NOTES TO THE FINANCIAL STATEMENTS

1. COMMENT: The Staff noted that the Notes to the Financial Statements for certain Funds, including Pioneer Dynamic Credit Fund (formerly, Pioneer Absolute Return Credit Fund), Pioneer Floating Rate Fund and Pioneer Strategic Income Fund, indicate that the Fund invested in credit default swaps.

         a. COMMENT: The Staff requested that the Registrants confirm that each Fund is covering the full notional value of any credit default swap where the Fund is the seller of protection.

            RESPONSE: The Registrants confirm that each Fund covers the full notional value of any single name credit default swap where the Fund is the seller of protection.

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         b. COMMENT: The Staff requested that the Registrants make clear in the
            Schedule of Investments whether the Fund is the buyer of protection or the seller of protection on a credit default swap. The Staff noted that some fund complexes list buy protection and sell protection credit default swaps separately in the Schedule of Investments.

            RESPONSE: The Registrants confirm that in future reports modified swap disclosure tables will be incorporated into the Schedule of Investments that clearly differentiate "Credit Default Swaps - Buy Protection" from "Credit Default Swaps - Sell Protection."

         c. COMMENT: The Staff noted that Form N-CSR filed for Pioneer Dynamic Credit Fund (formerly, Pioneer Absolute Return Credit Fund) for the fiscal year ended March 31, 2013 appears to indicate that upfront payments received by the Fund as the seller of protection were recorded as liabilities in the Fund's records, while Form N-CSR filed for Pioneer Floating Rate Fund for the fiscal year ended October 31, 2013 appears to indicate that such upfront payments were recorded as assets. The Staff requested that the Registrants explain in the response why such payments were treated differently.

            RESPONSE: The Registrant confirms that the line item description for Pioneer Dynamic Credit Fund was mislabeled. It should have stated "swap premiums paid" instead of "swap premiums received."

         d. COMMENT: The Staff requested that, to the extent that a Fund buys or sells protection with respect to a reference index, the Fund provide a general description in plain English of the reference index and the constituents of the index, in order to provide shareholders with an understanding of the instruments with respect to which the Fund is buying or selling protection. As an example, the Staff referred to Form N-CSR filed for Pioneer Floating Rate Trust for the fiscal year ended October 31, 2013, which indicates in the Schedule of Investments that the Fund sold protection on a credit default swap listed as "JPMorgan Chase & Co., Markit CDX.NA.HY.20."

            RESPONSE: The Registrant confirms that in future reports swap disclosures will provide a general description in plain English of the referenced index in a footnote to the swap tables.

2. COMMENT: The Staff noted that Note 2 in Form N-CSR filed for Pioneer
            Diversified High Income Trust for the fiscal year ended April 30, 2013 states that for the year ended April 30, 2013, the net management fee was 0.85% of the Fund's average daily managed assets, which was equivalent to 0.60% of the Fund's average daily net assets. The Staff requested that the Registrant confirm the Fund's management fee as a percentage of the Fund's average daily net assets for the fiscal year ended April 30, 2013. The Staff noted that it generally would expect the fee expressed as a percentage of the Fund's average daily net assets to be higher than the fee expressed as a percentage of the Fund's average daily managed assets.

  RESPONSE: The Registrant confirms that for the year ended April 30, 2013, it should have reported a net management fee of 0.85% of the Fund's average daily managed assets, which was equivalent to 1.20% of the Fund's average daily net assets. The Registrant notes that it correctly reported the Fund's management fee as a percentage of the Fund's average daily net assets in its semi-annual report for the period ended October 31, 2013.

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3. COMMENT: The Staff requested that the Registrants disclose any provision of a Fund's expense limitation arrangement that permits the adviser to recoup any amounts waived or expenses reimbursed.

  RESPONSE: The Registrants confirm that the adviser has no ability to recoup any amounts waived or expenses reimbursed with respect to a Fund under the expense limit agreement.

I. FILING HISTORY

1. COMMENT: The Staff requested that the Registrants explain why the following amended filings were made. In the future, Registrants should include a cover sheet or explanatory paragraph detailing the reason for the amended filing. In addition, for amended filings with certification requirements, the Staff would expect those certifications to be updated to the amended filing date.

  RESPONSE: The Registrants have provided explanations below for the amended filings. The Registrants confirm that in the future amended filings will include a paragraph explaining the reason for the amended filing. The Registrants also confirm that amended filings with certification requirements will include updated certifications.

                                          ORIGINAL     AMENDED
REGISTRANT         FILE NO.    FORM     FILING DATE  FILING DATE          EXPLANATION
----------------- ----------- -------- ------------ ------------ ------------------------------
Pioneer Floating   811-21654  N-CSR/A      7/30/13      9/13/13  The total returns at net asset
Rate Trust                                                       value and at market price
                                                                 were incorrectly reported in
                                                                 the Portfolio Management
                                                                 Discussion, Performance
                                                                 Update and Financial
                                                                 Highlights sections. The
                                                                 information was corrected
                                                                 and the filing was amended.

Pioneer High       811-21043  N-Q/A        2/26/14       3/4/14  During an internal quality
Income Trust                                                     review, it was noticed that
                                                                 one of the two areas on the
                                                                 Sarbanes-Oxley certification
                                                                 where the president's name
                                                                 appears showed the former
                                                                 president's name. The
                                                                 Sarbanes-Oxley certification
                                                                 was corrected and the filing
                                                                 was amended.

Pioneer Municipal  811-21409  N-CSR/A     11/29/12       3/6/13  Net investment income
High Income                                                      was revised due to certain
Advantage Trust                                                  income and expense accounts
                                                                 not being closed out
                                                                 correctly at their last fiscal
                                                                 year end by the sub-administrator.
                                                                 This error occurred after the
                                                                 transition to a new
                                                                 sub-administrator.

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
                                          ORIGINAL     AMENDED
REGISTRANT         FILE NO.    FORM     FILING DATE  FILING DATE          EXPLANATION
----------------- ----------- -------- ------------ ------------ ------------------------------
Pioneer Municipal  811-21409  N-Q/A        2/26/14       3/4/14  During an internal quality
High Income                                                      review, it was noticed that
Advantage Trust                                                  one of the two areas on
                                                                 the Sarbanes-Oxley
                                                                 certification where the
                                                                 president's name appears
                                                                 showed the former president's
                                                                 name. The Sarbanes-Oxley
                                                                 certification was corrected
                                                                 and the filing was amended.

Pioneer Municipal  811-21321  N-CSR/A     12/28/12       3/6/13  Net investment income was
High Income Trust                                                revised due to certain income
                                                                 and expense accounts not
                                                                 being closed out correctly at
                                                                 their last fiscal year end by
                                                                 the sub-administrator. This
                                                                 error occurred after the
                                                                 transition to a new
                                                                 sub-administrator.

Pioneer Series     811-21978  N-CSR/A     12/27/13      1/30/14  Pioneer Multi-Asset Real
Trust VI                                                         Return Fund restated its
                                                                 Class K expense ratios in the
                                                                 financial highlights.
                                                                 Originally, the total expense
                                                                 waiver was allocated to each
                                                                 share class based on average
                                                                 net assets instead of on amounts
                                                                 actually accrued. The $0.42
                                                                 adjustment to Class K caused
                                                                 a significant distortion to the
                                                                 expense ratios due to the
                                                                 size of the new share class.

J. SERIES AND CLASS INFORMATION

1. COMMENT: The Staff requested that the Registrants update the series and class information in Edgar to include the ticker symbols for certain classes of Fund shares.

  RESPONSE: The Registrants confirm that they will update the series and class information in Edgar to include the ticker symbols for certain classes of Fund shares.

2. COMMENT: The Staff requested that the Registrants update the status for certain classes of Fund shares marked as "Active" in Edgar, but appear to be inactive.

  RESPONSE: The Registrants confirm that they will update the status for certain classes of Fund shares from active to inactive, as appropriate.

3. COMMENT: The Staff noted that several funds have been acquired by other funds or liquidated. The Staff requested that the Registrants file Form N-8Fs to deregister the following trusts: Pioneer Equity Opportunity Fund and Pioneer Research Fund.

 RESPONSE: The Registrants confirm that they will file Form N-8Fs to deregister the following trusts: Pioneer Equity Opportunity Fund and Pioneer Research Fund.

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     Please contact me directly at 617-422-4468 if you require any further clarification.

                                              Very truly yours,

                                              /s/ Mark E. Bradley
                                              ------------------------
                                              Mark E. Bradley

                                              Treasurer, Pioneer Funds

cc:  Michael Melnick
     Christopher Frazier
     Christopher Kelley
     Thomas Reyes

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